Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, OneMain Holdings, Inc. (“OMH”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the common stock, par value $0.01 per share, of OMH (the “Common Stock”).

OMH’s authorized capital stock consists of two billion (2,000,000,000) shares of Common Stock and three hundred million (300,000,000) shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

Description of Common Stock

The following description of OMH Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to OMH’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and OMH’s Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 forms a part. We encourage you to read OMH’s Certificate of Incorporation, Bylaws and the applicable provisions of Delaware General Corporation Act, Title 8 of the Delaware Code (the “DGCL”), for additional information.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. OMH Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

In the event of OMH’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any prior rights of creditors and holders of Preferred Stock prior to distribution

Ability to Call Special Meetings of Stockholders; Action by Written Consent

The Certificate of Incorporation and Bylaws do not permit stockholders to call special stockholders meetings; provided, however, that for so long as OMH Holdings, L.P. (“Purchaser”) and certain of its affiliates and permitted transferees beneficially own at least 20% of the issued and outstanding Common Stock, any stockholders that collectively beneficially own at least 20% of the issued and outstanding Common Stock may call special meetings of stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.
Under the Certificate of Incorporation and Bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by written consent of a majority of stockholders for so long as Purchaser and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least 20% of the issued and outstanding Common Stock. After Purchaser and certain of its affiliates and permitted transferees, beneficially own, directly or indirectly, less than 20% of the issued and outstanding Common Stock, only action by unanimous written consent of the stockholders can be taken without a meeting.

Other Rights and Preferences

OMH Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Limitations on Liability and Indemnification of Directors and Officers

The Certificate of Incorporation provides that OMH directors will not be personally liable to OMH or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the DGCL, as amended from time to time): (i) any breach of the director’s duty of loyalty to OMH or its stockholders; (ii) intentional misconduct or a knowing violation of law; (iii) liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or (iv) any transaction from which the director derives an improper personal benefit.

The Certificate of Incorporation and Bylaws provide that OMH must indemnify its directors and officers to the fullest extent permitted by law. OMH is also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to its directors and officers.

Listing
The Common Stock is traded on NYSE under the trading symbol “OMF.”